EXHIBIT 99.1

 Magal S3 to Release Second Quarter 2011 Results on August 31, 2011

Press Release
Source: Magal Security Systems Ltd
On Wednesday August 17, 2011, 9:50 am EDT

YAHUD, Israel, August 17, 2011 /PRNewswire/ -- MagalS3(NASDAQ GMS: MAGS, TASE: MAGS) today announced that it will publish its second quarter 2011 results on August 31, 2011.

The Company will hold an investors' conference call on the same day, at 9am Eastern Time.

Investors'Conference Call Information:

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-229-7198
Israel Dial-in Number: 03-918-0687
UK Dial-in Number: 0-800-404-8418
International Dial-in Number:  +972-3-918-0687

at:

 9 am Eastern Time; 6 am Pacific Time; 2pm UK Time; 4 pm Israel Time

A replay of the call will be available from the day after the call. The link to the replay will be accessible from Magal's website at: http://www.magal-ssl.com.

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ: MAGS).

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) - a proprietary site management system that enhances command, control and decision making during both routine operations and crisis situations

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal Security Systems Ltd.
Eitan Livneh, CEO
Tel: +972-3-539-1421
Cell: +972-54-430-7370
Assistant: Ms. Elisheva Almog
E-mail: ElishevaA@magal-s3.com
Web:   http://www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1-646-201-9246
Int'l dial: +972-3-607-4717
E-mail: magal@ccgisrael.com